


03045562

12/17/2003


SEC MAIL PROCESSING
RECEIVED
DEC 18 2003
WASH, D.C. 158 SECTION

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc - AVS No.: 386041

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com



16 December 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057

Dear Sirs

ICAP plc AVS No: 386041
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

I:\Secretarial\Jenny\Helen\Stock Exchange Announcements\2003\16.12.03 - Fidelity Investments\letter.doc

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743

www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 386041

All relevant boxes should be completed in block capital letters.

1. Name of company		2. Name of shareholder having a major interest	
ICAP plc		FIDELITY INVESTMENTS	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	
SEE ATTACHED LETTER		SEE ATTACHED LETTER	
5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
105,000	0.09%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	11.12.03	12.12.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
6,992,870	6.07%

14. Any additional information	15. Name of contact and telephone number for queries
	KATHRYN DICKINSON 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification 16 December 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority



December 11, 2003

ICAP Plc
2nd Floor
Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-374-6743

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000



Amendment #5

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________
Michael Gillespie
Director of Domestic Compliance - FMR Co. Duly authorized under Powers of Attorney dated December 9, 2003 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management
& Research Company

82 Devonshire Street
Boston, MA 02109-3614

Phone: 617 563-7000

Schedule A

Amendment # 5

Security: ICAP Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	119,850	FMRCO	Mellon Bank
	3,200	FMRCO	HSBC
	62,600	FMRCO	State Street Nominees Limited
	276,100	FMRCO	Chase Nominees Limited
	4,600	FMTC	State Street Nominees Ltd.
	3,500	FMTC	Brown Brothers Harriman
	2,500	FMTC	State Street Bank & Trust
	1,755,518	FISL	Chase Nominees Ltd
	1,289,000	FISL	Chase Manhattan Bank London
	124,900	FPM	Bankers Trust
	61,900	FPM	Chase Nominees Ltd
	101,700	FPM	Bank of New York London
	68,100	FPM	Northern Trust
	13,300	FPM	Deutsche Bank
	27,800	FPM	Citibank
	52,400	FPM	Mellon Nominees Ltd
	109,350	FIL	Chase Nominees Ltd
	376,834	FIL	HSBC Client Holdings Nominee (UK) Limited
	502,990	FIL	Northern Trust
	276,786	FIL	Chase Manhattan Bank London
	54,900	FIL	Deutche Bank
	12,700	FIL	Mellon Nominees Ltd
	72,000	FIL	Bank of New York, Brussels
	998,000	FIL	Bank of New York London
	189,742	FIL	State Street Bank & Trust
	84,900	FIL	Citibank
	223,700	FIL	Clydesdale Bank (Head Office) Nominees Limited
	12,600	FIL	JP Morgan
	82,500	FIL	State Street Nominees Ltd
	28,900	FIL	Bankers Trust
Total Ordinary Shares	6,992,870		
Current ownership percentage:	6.07%		
Shares in issue:	115,285,335		
Change in holdings since last filing:	+105,000 ordinary shares		

TOTAL P.07